Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX   ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or the “company”)

DEALINGS IN SECURITIES BY DIRECTORS AND DIRECTORS OF A MAJOR SUBSIDIARY OF THE COMPANY

Shareholders are advised of the following information relating to dealings in securities by S Joselowitz, a director and the chief executive officer of MiX Telematics, pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”) which share options shall lapse in accordance with the provisions of the Scheme if not exercised by 31 March 2014.  S Joselowitz has entered into an off-market sale of a portion of the shares received following the exercise of his share options as further detailed below in order to settle the exercise price and related tax obligations:

Name of director:	Stefan Joselowitz
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities:	1 500 000
Price per security:	R1.18
Total value:	R1 770 000.00
Nature of transaction:	Off-market exercise of share options under the scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Stefan Joselowitz
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities:	650 000
Price per security:	R5.15
Total value:	R3 347 500.00
Nature of transaction:	Off-market sale of shares received following the exercise of the share options
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Shareholders are advised of the following information relating to dealings in securities by directors of MiX Telematics and directors of major subsidiaries of MiX Telematics (“the directors”) pursuant to the exercise of share options under the Scheme, the majority of which shall lapse in accordance with the provisions of the Scheme if not exercised by 31 March 2014.  Shareholders are further advised that the directors have entered into an off-market sale of the shares received following the exercise of their share options as further detailed below:

Name of director:	Megan Pydigadu
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities:	500 000
Price per security:	R1.12
Total value:	R560 000.00
Nature of transaction:	Off-market exercise of share options under the scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Megan Pydigadu
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities:	500 000
Price per security:	R5.15
Total value:	R2 575 000.00
Nature of transaction:	Off-market sale of shares received following the exercise of the share options
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities:	1 500 000
Price per security:	R1.18
Total value:	R1 770 000.00
Nature of transaction:	Off-market exercise of share options under the scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities:	1 500 000
Price per security:	R5.15
Total value:	R7 725 000.00
Nature of transaction:	Off-market sale of shares received following the exercise of the share options
Nature and extent of director’s:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities and price per security:	50 000 shares at R0.70, 150 000 shares at R0.70, 200 000 shares at R1.18, 250 000 shares at R1.54 and 250 000 shares at R1.12
Total value:	R1 041 000.00
Nature of transaction:	Off-market exercise of share options under the scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities:	900 000
Price per security:	R5.15
Total value:	R4 635 000.00
Nature of transaction:	Off-market sale of shares received following the exercise of the share options
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities and price per security:	500 000 shares at R1.18, 250 000 shares at R1.54 and 250 000 shares at R1.12
Total value:	R1 255 000.00
Nature of transaction:	Off-market exercise of share options under the scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	17 February 2014
Class of securities:	Ordinary shares
Number of securities:	1 000 000
Price per security:	R5.15
Total value:	R5 150 000.00
Nature of transaction:	Off-market sale of shares received following the exercise of the share options
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

17 February 2014

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